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SEC FILE NUMBER
8-67489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/24 (MM/DD/YY) AND ENDING 05/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VRA PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3630 PEACHTREE ROAD NE, SUITE 1000
(No. and Street)

ATLANTA	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DOUGLAS MCCARTNEY	404.835.1006	DMCCARTNEY@VRAPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CHERRY BEKAERT LLP
(Name – if individual, state last, first, and middle name)

1075 PEACHTREE STREET, SUITE 2200	ATLANTA	GA	30309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS J. MCCARTNEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VRA PARTNERS, LLC, as of 5/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARA RODRIGUEZ
MY COMMISSION EXPIRES
NOTARY PUBLIC
OCTOBER 18, 2026
CHEROKEE COUNTY GEORGIA

Notary Public

Signature:

Title: MANAGING DIRECTOR & CFO

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VRA Partners, LLC
Financial Statements and Supplementary Information

As of and for the Year Ended May 31, 2025 and
Report of Independent Registered Public Accounting Firm

PUBLIC REPORT



Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Members
VRA Partners, LLC
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) VRA Partners, LLC (the “Company”) identified that it is considered a “Non-Covered Firm” exempt from provisions under paragraph (k) of 17 C.F.R. Section 240.15c3-3 and is filing this Exemption Report relying on Footnote 74 of the Securities and Exchange Commission (“SEC”) Release No. 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing corporate finance, private placement, and advisory services and (2) the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Company’s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Rockville, Maryland
July 29, 2025

	FY 2025
Assets	
Cash	$1,618,885
Prepaid expenses and other assets	130,085
Deposits	21,892
Property, furniture and equipment, net	102,921
Right of use assets, net	692,242
Total assets	**$2,566,025**
Liabilities and members' equity	
Liabilities	
Accounts payable	$73,260
Accrued expenses	30,963
Deferred revenue	992,500
Lease liability	820,981
Total liabilities	**$1,917,704**
Members' equity	
Common units, no par value; 685,750 units authorized, 685,750 units issued and outstanding	$537,250
Retained earnings	111,071
Total members' equity	**$648,321**
Total liabilities and members' equity	**$2,566,025**

1. **Organization and Summary of Significant Accounting Polices**

   VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is a registered broker-dealer focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition and Deferred Revenue

   The Company recognizes revenue when (or as) services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations of the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

   The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the fees are earned from the client in accordance with the terms of the engagement letter. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement, as the performance obligation is typically satisfied at such time. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred until such time as the engagement is complete or the engagement has been terminated.

   For the year ended May 31, 2025, the Company had four clients who accounted for approximately 69% of revenues.

   Revenue also includes reimbursements of travel and out-of-pocket expenses which are recognized when the underlying costs are incurred, and referral fees, which are recognized when received.

   Cash and Cash Equivalents

   Cash represents interest and non-interest-bearing deposits in banks and cash invested in short-term securities which have original maturities of less than 90 days. From time to time, balances in interest bearing accounts may exceed federally insured limits of $250,000. At May 31, 2025, these amounts approximated $1,150,000.

   Advertising Expense

   The Company expenses all advertising costs as incurred.

   Income Taxes

   The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes. Management of the Company

considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. In June 2025, VRA issued 29,446 Common Units for $214,956. On July 1, 2025, the Company completed a merger and acquisition transaction with a fee of $4,624,859 (including reimbursed expenses). Subsequent events have been evaluated through the date of issuance.

2. Property, Furniture and Equipment

Property, furniture and equipment consists of the following at May 31, 2025:

	FY 2025
Office equipment	$411,060
Furniture and fixtures	198,261
Leasehold improvements	159,457
	$768,778
LESS: Accumulated depreciation	($665,857)
	$102,921

3. Leases

In October 2022, the Company executed a third amendment to the lease agreement for office space with an effective date of August 15, 2023 for an additional 67-month term ending on February 28, 2029. Additionally, the third amendment to the office lease agreement provided for a tenant allowance of up to $256,050 for leasehold improvements. The third amendment to the office lease provides a rent abatement period commencing August 15, 2023 through February 14, 2024. The Company began making lease payments on February 15, 2024, which escalate at 3.0% per annum through the expiration of the third amended lease agreement in February 2029. The term of the lease may be extended for an additional five years, subject to certain conditions described in the lease agreement.

The Company's office lease agreement also includes non-lease components for the Company's proportionate share of operating costs for the office building. Operating costs include janitorial, repairs and maintenance, management fees, administrative expenses, security expenses, utilities, property taxes, insurance and association dues. The Company paid $156,781 in the year ended May 31, 2025 for its proportionate share of the operating costs for the office building.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company does not have leases where it is involved with the construction or design of an underlying asset. The Company has no material obligation for leases signed but not yet commenced as of May 31, 2025.

Practical Expedients Elected

The Company elected the three transition practical expedients that permit an entity to (a) not reassess whether expired or existing contracts contain leases, (b) not reassess lease classification for existing or expired leases, and (c) not consider whether previously capitalized initial direct costs would be appropriate under the new standard.

The Company has elected the practical expedient not to recognize leases with terms of 12 months or less on the balance sheets and instead recognize the lease payments on a straight-line basis over the term of the lease and variable lease payments in the period in which the obligation for the payments is incurred.

The Company has elected to utilize the risk-free discount rate to calculate lease assets and liabilities.

The Company has elected to account for lease and non-lease components as a single component.

The weighted average remaining lease term as of May 31, 2025 is 3.7 years. The weighted average discount rate for the Company's operating leases as of May 31, 2025 is 7.0%. The discount rate of each lease is determined by the Company's incremental borrowing rate at the time of a lease contract.

The Company recognizes rent expense on a straight-line basis over the lease term. Rent expense under operating leases was $213,822 for the year ended May 31, 2025. The future minimum lease payments of non-cancelable operating leases are as follows:

For the Year Ending May 31,	Amount
2026	$245,150
2027	250,772
2028	256,439
2029	196,557
Total undiscounted cash flows	$948,918
LESS: Imputed interest	(127,937)
Present value of lease liability	$820,981

4. **Benefit Plan**

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employee's annual wages. Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon. The Company made contributions of $235,912 to the Plan for the year ended May 31, 2025.

5. **Federal Employee Retention Credits**

In June 2023, the Company filed Forms 941-X: Adjusted Employer's Quarterly Federal Tax Return or Claim for Refund with the Internal Revenue Service for the quarters ended June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021, and June 30, 2021 to claim the Federal Employee Retention Credits for the calendar years ended December 31, 2020 and December 31, 2021. The Company filed for Federal Employee Retention Credits totaling $109,900 for the calendar year ended December 31, 2020 and $271,040 for the calendar year ended December 31, 2021. On September 14, 2023, the Internal Revenue Service announced an immediate moratorium on the processing of new Employee Retention Credit claims. In December 2024, the Internal Revenue Service resumed processing Federal Employee Retention Credits. In the fiscal year ended May 31, 2025, the Company received Federal Employee Retention Credits totaling $109,900 and $25,858 in interest earned for the calendar year ended December 31, 2020. As of May 31, 2025, the Internal Revenue Service has not processed the Company's Federal Employee Retention Credits of $271,040 for the calendar year ended December 31, 2021. As the Employee Retention Credit is subject to Internal Revenue Service review, the Company has elected to not record the employee retention credits until the refund is received from the Internal Revenue Service.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At May 31, 2025, the ratio of aggregate indebtedness to net capital was 3.11 to one, and net capital was $393,423 which was $311,726 more than required.

7. **Segment Reporting**

As of June 1, 2024, the Company adopted Accounting Standards Updates ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure* issued by the Financial Accounting Standards Board ("FASB"). The guidance primarily requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses and enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted, and are to be applied on a retrospective basis.

The Company operates in a single line of business as a securities broker-dealer, which is comprised on merger and acquisition services and financial advisory service. Refer to primary financial statements for further information as the single operating segment is the entire entity of the Company. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 69% of its total revenues from four external customers in the year ended May 31, 2025.